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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

LEGEND INTERNATIONAL HOLDINGS, INC
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

52467C100
(CUSIP Number)

December 1, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 12 Pages

SCHEDULE 13G

CUSIP NO.: 52467C100	Page 2 of 12 Pages

1. Names of Reporting Persons. Atticus Capital LP.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3. SEC Use Only
4. Citizenship or Place of Organization Delaware
Number of Shares Bene- ficially by Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 0
7. Sole Dispositive Power 0
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person
0

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
☐
11. Percent of Class Represented by Amount in Row (9)
0.0%

12. Type of Reporting Person (See Instructions) PN

SCHEDULE 13G

CUSIP NO.: 52467C100	Page 3 of 12 Pages

1. Names of Reporting Persons. Atticus Management Limited
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3. SEC Use Only
4. Citizenship or Place of Organization Guernsey
Number of Shares Bene- ficially by Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 0
7. Sole Dispositive Power 0
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person
0

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
☐
11. Percent of Class Represented by Amount in Row (9)
0.0%

12. Type of Reporting Person (See Instructions) CO

SCHEDULE 13G

CUSIP NO.: 52467C100	Page 4 of 12 Pages

1. Names of Reporting Persons. Timothy R. Barakett.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3. SEC Use Only
4. Citizenship or Place of Organization Canada
Number of Shares Bene- ficially by Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 0
7. Sole Dispositive Power 0
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person
0

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
☐
11. Percent of Class Represented by Amount in Row (9)
0.0%

12. Type of Reporting Person (See Instructions) HC

CUSIP NO.: 52467C100	Page 5 of 12 Pages

Item 1.

(a)	Name of Issuer:

Legend International Holdings, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

Level 8, 580 St. Kilda Road, Melbourne, Victoria, 3004 Australia

Item 2.

(a)	Name of Person Filing:

Atticus Capital LP
Atticus Management Limited
Timothy R. Barakett

This is Amendment No. 3 to the Schedule 13G initially filed on December 18, 2007, as amended previously on February 14, 2008 and February 20, 2009.  This Amendment No. 3 is filed on behalf of each of Atticus Capital LP, Atticus Management Limited and Mr. Barakett (collectively, the “Reporting Persons”) with respect to the shares of Common Stock, par value $0.001 per share (the “Shares”) of Legend International Holdings, Inc. (the “Issuer”).

(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of Atticus Capital LP and Mr. Barakett is 767 Fifth Avenue, 12th Floor, New York, New York 10153.  The address of the principal business office of Atticus Management Limited is P.O. Box 100, Sydney Vane House, Admiral Park, St. Peter Port, Guernsey GY1 3EL.

(c)	Citizenship:

Atticus Capital LP is a Delaware limited partnership.
Atticus Management Limited is a Guernsey company.
Mr. Barakett is a citizen of Canada.

(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share.

(e)	CUSIP Number:

52467C100

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

CUSIP NO.: 52467C100	Page 6 of 12 Pages

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

As of December 1, 2009, the Reporting Persons no longer own any Shares of the Issuer.

(b)	Percent of class:

As of December 1, 2009, the Reporting Persons may be deemed to beneficially own 0.0% of the Shares of the Issuer.

(c)	Number of shares as to which the Reporting Persons have:

(i) Sole power to vote or to direct the vote	0
(ii) Shared power to vote or to direct the vote	0
(iii) Sole power to dispose or to direct the disposition of	0
iv) Shared power to dispose or to direct the disposition of	0

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

CUSIP NO.: 52467C100	Page 7 of 12 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

This Item 7 is not applicable.

Item 8. Identification and Classification of Members of the Group

This Item 8 is not applicable.

Item 9. Notice of Dissolution of Group

This Item 9 is not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO.: 52467C100	Page 8 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 3, 2009	ATTICUS CAPITAL LP

/s/ Timothy R. Barakett*
Name: Timothy R. Barakett
Title: Chairman and Chief Executive Officer

Date: December 3, 2009	ATTICUS MANAGEMENT LIMITED

/s/ Scott Kislin
Title: Attorney-in-Fact

Date: December 3, 2009	TIMOTHY R. BARAKETT

/s/ Timothy R. Barakett*
Name: Timothy R. Barakett

______________________________
* By Scott Kislin, Attorney-in-Fact.

CUSIP NO.: 52467C100	Page 9 of 12 Pages

EXHIBIT INDEX

Item		Page No.
A	Joint Filing Agreement, dated as of December 3, 2009, by and among the Reporting Persons	10
B	Power of Attorney, dated December 18, 2008	11
C	Power of Attorney, dated December 29, 2008	12

CUSIP NO.: 52467C100	Page 10 of 12 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock, par value $0.001 per share, of Legend International Holdings, Inc., dated as of December 3, 2009, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: December 3, 2009

ATTICUS CAPITAL LP

By:	/s/ Timothy R. Barakett*
Name:	Timothy R. Barakett
Title:	Chairman and Chief Executive Officer

ATTICUS MANAGEMENT LIMITED

By:	/s/ Scott Kislin
Name:	Scott Kislin
Title:	Attorney-in-Fact

TIMOTHY R. BARAKETT

By:	/s/ Timothy R. Barakett*
Name:	Timothy R. Barakett

_________________________
*by Scott Kislin, Attorney-in-Fact

CUSIP NO.: 52467C100	Page 11 of 12 Pages

EXHIBIT B
POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that I, Timothy R. Barakett, hereby make, constitute and appoint each of SCOTT KISLIN, DEMETRIOS VASILAKIS, KEVIN TAGAMI and CHARLES FORTIN, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as chief executive officer of, managing member of or in other capacities with Atticus Management LLC, Atticus Holdings LP, Atticus Capital Holdings LLC or Atticus Capital LP (collectively, “Atticus”), and each of their affiliates, including Atticus LP Incorporated, Atticus UK LLP and Atticus UK Services Ltd., and entities advised by me or Atticus, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the United States Commodities Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act, Form SH, and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.  All past acts of the attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of, or otherwise associated with, Atticus or one of its affiliates.  Execution of this power of attorney revokes that certain Power of Attorney dated as of January 1, 2008 with respect to substantially the same matters addressed above.

IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of December 18, 2008.

/s/ Timothy R. Barakett
Timothy R. Barakett

CUSIP NO.: 52467C100	Page 12 of 12 Pages

EXHIBIT C
POWER OF ATTORNEY

ATTICUS MANAGEMENT LIMITED (the “Company”) with its registered office at Sidney Vane House, Admiral Park, St. Peter Port, Guernsey hereby make, constitute and appoint each of SCOTT KISLIN, KEVIN TAGAMI, DEMETRIOS VASILAKIS and CHARLES FORTIN (the “Attorneys”), acting individually, as its agent and attorney-in-fact for the purpose of executing on the Company’s behalf and in its name, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the United States Commodities Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act, Form SH, and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.  All past acts of the Attorneys in furtherance of the foregoing are hereby ratified and confirmed.  The Company hereby ratifies and confirms and agrees to ratify and confirm all acts an Attorney lawfully does or causes to be done in relation to the exercise of the powers and authorities hereby granted.

This Power of Attorney shall be governed by and construed in accordance with the laws of the Island of Guernsey.

This Power of Attorney shall be valid for a period of one year from the date of issue and shall remain in full force and effect until either revoked in writing by the Company or until such time as the Attorney cease(s) to be an employee of, or otherwise associated with, Atticus Capital LP or one of its affiliates.

IN WITNESS WHEREOF
The Common Seal of
ATTICUS MANAGEMENT LIMITED
was hereunto affixed, duly witnessed by

/s/ I Domaille

________________
I C Domaille – Director

/s/ Robert Sinclair

_________________
Artemis Secretaries Limited – Secretary

Issued in Saint Peter Port, Guernsey, on the 29 December 2008